LG Electronics 82-3857


05007945

1Q 2004 Results Report

(Billions of KRW)

	2004 1Q	2003 4Q	2003 1Q
Sales	5,996	5,417	5,171
Gross Profit	1,423	1,273	1,263
Operating Income	407	198	417
Ordinary Income	732	-58	198
Net Income	585	-17	189

Outlook for 2Q 2004
- We expect sales in 2Q 2004 will grow 3~8% QoQ to 6.2~6.5 trillions of KRW on the back of strong export and handset sales.

Mid-term target of handset business
- Year 2004 : 40 million shipment (Global M/S 7%)
- Year 2007 : 100 million shipment (Global M/S 14%)

** These first quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website: www.lge.com*

Dlw 5/17